SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

BMF&Bovespa asked for clarification regarding an article published in the press as follows:

“GAE/CAEM 1.248-11

May 19, 2011

Centrais Elétricas Brasileiras S/A – ELETROBRAS

Investor Relation Officer

Sr. Armando Casado de Araújo

Dear Sirs

The article published by Agência Estado - Broadcast on May 19, 2011, states, among other information, that this Company aims to achieve a net income of R$ 7 billion in 2015.

We request clarification relating to the mentioned news, as well as other information deemed important.

Regards

Nelson Barroso Ortega

Gerência de Acompanhamento de Emissores

BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros”

The statement of the president of Eletrobras was placed in the context of the loss and cost reduction plan,  and operational synergy within the Eletrobras System.

In the same respect, the intention to implement management measures that seek a broad plan to reduce costs in all the companies of the Eletrobras System, through the optimization of the procedures for purchasing goods and services and the adoption of a gradual incentivized retirement plan, together with measures for increasing revenue that will be aggregated with the beginning of operation of several projects currently under construction was also disclosed.

Such actions, according to the President of the Company, will bring greater efficiency in business management, and his perspective, as a result of the mentioned plans, are to obtain, by 2015, the mentioned increase in return on equity of the Company.

The action plans are included in the "Presentation for analysts and investors, "held in Apimec of Rio de Janeiro, São Paulo and Brasilia.  The presentation has been filed at the CVM and is available at the Eletrobras website.

During these presentations, it was clarified that such expectations would be conditioned to scenarios of the concession renewals, which has not yet been defined by the government.

Regarding the listing of Eletrobras in Level 2 of Corporate Governance, this fact is part of the Strategic Planning of the Company, as disclosed to the market, which has the goal to be listed on level 2 of Corporate Governance of BMF&Bovespa and in the Dow Jones Sustainability Index, by the year 2012.

Rio de Janeiro, May 19, 2011

Armando Casado de Araújo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.